SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS FILED PURSUANT TO 13d-2(a)

(Amendment No. 2)

HORIZON ORGANIC HOLDING CORPORATION

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

44043T 10 3

(CUSIP Number)

Gregg L. Engles
DEAN FOODS COMPANY
2515 McKinney Avenue
Suite 1200
Dallas, Texas 75201
(214) 303-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 8 pages)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44043T 10 3			Page 2 of 8

1.	Name of Reporting Person: Dean Foods Company		I.R.S. Identification Nos. of above persons (entities only): 75-2559681

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100.0%

14.	Type of Reporting Person (See Instructions): CO

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Horizon Organic Holding Corporation, a Delaware corporation (“Horizon Organic”). The principal executive office of Horizon Organic is 6311 Horizon Lane, Longmont, Colorado 80503.

ITEM 2. IDENTITY AND BACKGROUND

Dean Foods Company, a Delaware corporation (“Dean Foods”), is the leading processor and distributor of milk and other dairy products in the United States, and a leading manufacturer of various specialty food products. Dean Foods’ principal executive offices are located at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Prior to December 21, 2001, Dean Foods was known as Suiza Foods Corporation.

During the last five years, Dean Foods has not been convicted in a criminal proceeding except as follows: On March 30, 2001, as disclosed in Dean Foods’ Form 10-K filed on April 2, 2001, Dean Foods reached a final settlement with the Department of Justice in connection with an investigation by the U.S. Attorney for Boston, Massachusetts into rebates paid by West Lynn Creamery (“West Lynn”), an entity acquired by Dean Foods in 1998, to certain of West Lynn’s customers pursuant to a rebate program (the “West Lynn Rebate Program”) conducted between 1992 and 1997. All of the rebates paid pursuant to the West Lynn Rebate Program occurred prior to Dean Foods’ acquisition of West Lynn, and Dean Foods was not aware of any investigation of West Lynn at the time of the acquisition. West Lynn pled guilty on one charge of conspiracy to impede the collection of taxes by the Internal Revenue Service and was assessed a penalty in the amount of $7.2 million. This proceeding occurred in the United States District Court for the District of Massachusetts. During the last five years, Dean Foods has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following information pertains to Dean Foods’ executive officers and directors:

(a), (c) The executive officers and directors of Dean Foods are:

(1)	Gregg L. Engles, Chairman of the Board and Chief Executive Officer. The principal occupation of Mr. Engles is as an executive officer and director of Dean Foods.

(2)	Rick Beaman, Chief Operating Officer of the Southwest Region of the Dairy Group. The principal occupation of Mr. Beaman is as an executive officer of Dean Foods.

(3)	Miguel Calado, Executive Vice President and President of International. The principal occupation of Mr. Calado is as an executive officer of Dean Foods.

(4)	Steve Demos, President, White Wave Inc. (a wholly-owned subsidiary of Dean Foods). The principal occupation of Mr. Demos is as an executive officer of White Wave, Inc.

(5)	Rick Fehr, Chief Operating Officer of the Southeast Region of the Dairy Group. The principal occupation of Mr. Fehr is as an executive officer of Dean Foods.

(6)	Barry A. Fromberg, Executive Vice President and Chief Financial Officer. The principal occupation of Mr. Fromberg is as an executive officer of Dean Foods.

(7)	Michelle P. Goolsby, Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary. The principal occupation of Ms. Goolsby is as an executive officer of Dean Foods.

(8)	James R. Greisinger, President, Specialty Foods. The principal occupation of Mr. Greisinger is as an executive officer of Dean Foods.

(9)	Jackie Jackson, Chief Operating Officer of the Midwest Region of the Dairy Group. The principal occupation of Mr. Jackson is as an executive officer of Dean Foods.

(10)	Mike Keown, President of the Dean Branded Products Group. The principal occupation of Mr. Keown is as an executive officer of Dean Foods.

(11)	Ronald H. Klein, Senior Vice President – Corporate Development. The principal occupation of Mr. Klein is as an executive officer of Dean Foods.

(12)	Pete Schenkel, President Dairy Group and Director. The principal occupation of Mr. Schenkel is as an executive officer and director of Dean Foods.

(13)	Alan J. Bernon, Dairy Group Chief Operating Officer, Northeast Region, and Director. The principal occupation of Mr. Bernon is as an executive officer of Dean Dairy Group and director of Dean Foods.

(14)	Lewis M. Collens, Director. The principal occupation of Mr. Collens is as President of Illinois Institute of Technology (“IIT”) and Chairman of IIT research Institute.

(15)	Tom C. Davis, Director. The principal occupation of Mr. Davis is as Chief Executive Officer of The Concorde Group, a private investment firm.

(16)	Stephen L. Green, Director. The principal occupation of Mr. Green is as a general partner of certain investment partnerships.

(17)	Joseph S. Hardin, Jr., Director. The principal occupation of Mr. Hardin is as Chief Executive Officer of Kinko’s, Inc.

(18)	Janet Hill, Director. The principal occupation of Ms. Hill is as Vice President of Alexander & Associates, a corporate consulting firm.

(19)	Ronald Kirk, Director. The principal occupation of Mr. Kirk is as a partner in the law firm of Gardere Wynne Sewell LLP.

(20)	John S. Llewellyn, Jr. , Director. Mr. Llewellyn is retired.

(21)	John R. Muse, Director. The principal occupation of Mr. Muse is as President of Hicks, Muse, Tate & Furst Incorporated, a private investment firm.

(22)	Hector M. Nevares, Director. Mr. Nevares is retired.

(23)	P. Eugene Pender, Director. Mr. Pender is retired.

(24)	Jim L. Turner, Director. The principal occupation of Mr. Turner is as President and Chief Executive Officer of Dr. Pepper/Seven Up Bottling Group, Inc.

(b)	The business address of each of Dean Foods’ executive officers and directors is c/o Dean Foods Company, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201.

(d)-(e)	During the last five years, no executive officer or director of Dean Foods has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Dean Foods’ executive officers and directors is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Dean Foods obtained the funds necessary to pay the cash purchase price in the transaction described below from its existing senior credit facility (the “Facility”) with various lenders.

ITEM 4. PURPOSE OF TRANSACTION

Dean Foods originally acquired 1,100,000 shares of Common Stock (the “Original Shares”) from Horizon Organic pursuant to a Stock Purchase Agreement, dated as of June 5, 1998, by and between Horizon Organic and Dean Foods (the “1998 Stock Purchase Agreement”). Subsequent to the 1998 Stock Purchase Agreement, Dean Foods acquired additional shares of Common Stock (the “Additional Shares”) through private transactions in the following amounts: (i) 75,000 shares at a purchase price of $15.79 per share on February 2, 1999, (ii) 75,000 shares at a purchase price of $15.50 per share on February 10, 1999, (iii) 40,000 shares at a purchase price of $15.72 per share on February

23, 1999, (iv) 23,000 shares at a purchase price of $15.67 per share on February 23, 1999 and (v) 25,000 shares at a purchase price of $15.67 per share on March 1, 1999. Dean Foods initially acquired the Original Shares and the Additional Shares for investment purposes. At the time of Dean Foods’ acquisition of the Original Shares, it disclosed its intention to review continuously and monitor its investment in Horizon Organic.

Based on its continuing review, Dean Foods determined to acquire Horizon Organic. On June 29, 2003, Dean Foods and Horizon Organic executed a definitive Agreement and Plan of Merger (the “Merger Agreement”) relating to such acquisition. Pursuant to the Merger Agreement, a wholly-owned subsidiary of Dean Foods (“Merger Sub”) would be merged (the “Merger”) with and into Horizon Organic, with Horizon Organic continuing as the surviving corporation and a wholly-owned subsidiary of Dean Foods. Dean Foods filed Amendment No. 1 to Schedule 13D on June 30, 2003 with respect to this determination and the Merger Agreement.

At a Special Meeting of the Stockholders of Horizon Organic held on December 18, 2003, the holders of a majority of the outstanding shares of Common Stock approved the Merger. On January 2, 2004, a Certificate of Merger was filed with the Secretary of State of the State of Delaware to consummate the Merger. Pursuant to the Merger, Merger Sub was merged with and into Horizon Organic, with Horizon Organic continuing as the surviving corporation under the name “Horizon Organic Holding Corporation” (the “Surviving Corporation”). Each issued and outstanding share of Common Stock, other than shares held by dissenting shareholders and shares held by Dean Foods, has been canceled and converted into the right to receive a cash payment per share, without interest, of $24.00. Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub has been converted into one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation (the “New Common Stock”).

As a result of the Merger, Dean Foods owns all of the 1,000 issued and outstanding shares of New Common Stock and the Surviving Corporation is a wholly-owned subsidiary of Dean Foods. Pursuant to the Merger, the certificate of incorporation and the bylaws of the Surviving Corporation have been amended so as to be identical to the certificate of incorporation and bylaws, respectively, of Merger Sub, except to the extent otherwise provided in the Certificate of Merger. The directors of Merger Sub immediately prior to the Merger are the directors of the Surviving Corporation. The officers of Horizon Organic immediately prior to the Merger are the officers of the Surviving Corporation. On January 2, 2004, a Form 15 was filed with the Commission by the Company terminating the registration of the Common Stock under the Exchange Act, and The NASDAQ Stock Market deleted the trading of the Common Stock from The NASDAQ Stock Market.

Except as otherwise set forth in this statement, Dean Foods has no present plans or proposals that relate to or would result in any of the following:

(a)	The acquisition by any person of any additional securities of Horizon Organic, or the disposition of securities of Horizon Organic;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Horizon Organic or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Horizon Organic or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Horizon Organic, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on Horizon Organic’s board;

(e)	Any material change in the present capitalization or dividend policy of Horizon Organic;

(f)	Any other material change in Horizon Organic’s business or corporate structure including but not limited to, if Horizon Organic is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in Horizon Organic’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Horizon Organic by any person;

(h)	Causing a class of securities of Horizon Organic to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Horizon Organic becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Dean Foods beneficially owns 1,000 shares of the New Common Stock, representing 100% of the issued and outstanding capital stock of the Surviving Corporation.

(b)	Dean Foods has the sole power to vote or direct the voting of, and the sole power to dispose of or direct the disposition of, 1,000 shares of the New Common Stock, representing 100% of the issued and outstanding capital stock of the Surviving Corporation.

(c)	Except for the consummation of the Merger as described above, neither Dean Foods nor any other person listed in Item 2 has engaged in any transactions in the Common Stock or the New Common Stock during the past sixty days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Surviving Corporation, other than the Merger Agreement, as described in Item 4 of this Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Merger Agreement, dated as of June 29, 2003, by and among Dean Foods Company, Capricorn Acquisition Sub, Inc. and Horizon Organic Holding Corporation, is incorporated herein by reference from Amendment No. 1 to Schedule 13D filed on June 30, 2003 by Dean Foods with respect to the securities of Horizon Organic.

The Credit Agreement, as amended, relating to the Facility, is incorporated herein by reference from Dean Foods’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (file no. 1-12755), from Dean Foods’ Form 8-K filed January 7, 2002 (file no. 1-12755) and from Dean Foods’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (file no. 1-12755).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 5, 2004	DEAN FOODS COMPANY

		By:	/s/ RONALD H. KLEIN

		Name:	Ronald H. Klein
		Title:	Senior Vice President – Corporate Development

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).